

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

Via E-mail
James V. Cuminale, Esq.
Chief Legal Officer
The Nielsen Company B.V.
85 Board Street
New York, NY 10004

> **Re: Nielsen Finance LLC**
> **Nielsen Finance Co.**
> **Registration Statement on Form S-4**
> **Filed June 19, 2013**
> **File Nos. 333-189456 and 333-189456-01 to 333-189456-30**

Dear Mr. Cuminale:

We have limited our review of the registration statement referenced above to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We are in receipt of a confidential treatment request by The Nielsen Company B.V., CF Control 29707, filed April 25, 2013, and will promptly provide comments, if any, by separate letter. Any issues with respect to that confidential treatment request of the parent-guarantor must be resolved, prior to the desired effective date.

Prospectus Summary

Summary of the Terms of the Exchange Notes, page 6

2.   Please tell us the consideration you have given to identifying the entities that are "Restricted Guarantors." It appears you should summarize the purpose and potential

impact of indenture provisions that distinguish between the categories of guarantors. Ensure that the description of the guarantees in the body of the prospectus includes a reasonably concise explanation of any material differences between categories of guarantors with regard to releases of the guarantees, restrictions on future indebtedness, or as otherwise material.

Signatures, page II-7

3.   For A. C. Nielsen (Argentina) S.A. and all other foreign guarantors, please provide the signature of the authorized representative in the United States. Refer to Instruction 1 under Signatures in Form S-4.

Signatures, page II-24

4.   For the applicable guarantor, provide the signatures of the person(s) serving as the principal executive offer, principal financial officer, and the controller or principal accounting officer, and indicate each capacity in which the signatures are provided.

Exhibit Index, page II-37

5.   Please tell us why the agreements that are the subject matter of the parent-guarantor's request for confidential treatment referenced in comment one above are not included among the listed exhibits. In your response letter provide your analysis of whether any other material agreements to which guarantor-registrants are parties are required to be filed as exhibits. Refer to Item 601(b)(10) and footnote (1) to the Exhibit Table in Item 601(a) of Regulation S-K.

Exhibit 5.2

6.   Please submit a revised opinion that omits the limitation on reliance in the second sentence on page 5. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011).

Exhibit 5.3

7.   Please eliminate the phrase "solely for" from the first paragraph under the heading "5. Addressees and Purpose".

Exhibit 5.4

8.   The assumption included in paragraph 2.8 appears to assume facts that could have been ascertained in the process of rendering of the opinion. Please file a revised opinion that removes the assumption. Alternatively, tell us the nature of the arrangements prohibited

by section 60 of the Companies Act of 1963 (as amended) and explain why it is not possible to conclude that the company is not providing such financial assistance.

9.   Paragraph 4.2 indicates that no opinion is expressed concerning whether the obligations of The Nielsen Company Finance (Ireland) Limited under the Indenture are valid, legally binding on, and enforceable against that company. It is unclear how this opinion satisfies Item 601(b)(5)(i) of Regulation S-K as it applies to the guaranty. Please file a revised opinion.

10.   Please file a revised opinion that omits the limitation on reliance that appears immediately below paragraph 4.2.

Exhibit 5.5

11.   Exhibit 5.5 does not opine on whether the guarantees when issued will be binding obligations of the Illinois entities. Please revise the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from each registrant acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        Joseph H. Kaufman, Esq.
        Simpson Thacher & Bartlett LLP